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                                Schedule 13E-4

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         Issuer Tender Offer Statement
      Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934


                               (Amendment No. 2)



                                TELLURIAN, INC.
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                               (Name of Issuer)

                                TELLURIAN, INC.
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                     (Named of Person(s) Filing Statement)

                   Redeemable Common Stock Purchase Warrants
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                        (Title of Class of Securities)

                                   879674117
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                     (CUSIP Number of Class of Securities)

  Lester Morse P.C., 111 Great Neck Road, Great Neck, NY 11021 (516) 487-1446
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      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                               Presently Unknown
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    (Date Tender Offer First Published, Sent or Given to Security Holders)


Calculation of Filing Fee
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         Transaction                 Amount of Filing Fee Before Credit*=$390.00
 Valuation* =$1,950,000              Amount of Filing Fee After Credit*=$ -0-
--------------------------------------------------------------------------------
* Set forth in Annex 1 is how the Company determined the transaction valuation and the amount of the filing fee.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   -0-         (See  Annex 1 for calculation)
                        --------------------------------------------------------
Form or Registration No.:  333-36871
                         -------------------------------------------------------
Filing Party:  Tellurian, Inc.
             -------------------------------------------------------------------
Date Filed:  October 1, 1997
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                                    Annex 1

Calculation of transaction valuation:

1,300,000 Redeemable Common Stock Purchase Warrants x $1.50  = $1,950,000

Note: $1.50 represents no less than the average bid and asked priced of the Company's Warrants within five days of filing.

Calculation of filing fee:

$1,950,000 x 1/50 x .01 = $390.00

Calculation of credit to filing fee and amount enclosed herewith:

1,300,000 Units, each Unit consisting of one share of Common Stock and one Redeemable Common Stock Purchase Warrant x $5.00 = $6,500,000 $6,500,000 x 1/33 x .01 = $1,969.70 (represents the amount of the credit to filing fee paid in connection with the filing of the Form SB-2, File No. 333-36871) $390.00 - $1,969.70 = $-0- (amount enclosed with the filing of schedule 13E-4)




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Item 1. Security and Issuer.

        (a) Tellurian, Inc. (the "Company" or "Tellurian") has its principal executive offices at 300K Route 17 South, Mahwah, NJ 07430.


        (b) The Company is seeking an exchange offer for 1,300,000 of its issued and outstanding 5,127,500 Redeemable Common Stock Purchase Warrants (the "Warrants"). Such 5,127,500 Warrants represent all of the issued and outstanding securities of such class of securities as of the date of execution of this Form 13E-4. The consideration to be offered is described in the supplement contained in Post Effective Amendment No. 1 to the Company's Registration Statement on Form SB-2, (file no. 333-36871) (the "Registration Statement") and is incorporated by reference, including any amendments thereto. No securities are being purchased from officers or directors of the Company. As disclosed under "Warrant Holders" on pages 69-70 of the definitive Prospectus dated December 18, 1997 and incorporated by reference from the Company's rule 424(B)(3) filing with the Commission, there are two Warrant Holders (namely, Jericho Limited and Imafina S.A.) that own an aggregate of 3,000,000 Warrants (2,200,000 and 800,000, respectively). The exchange offer is open to all Warrant Holders, including those named under "Warrant Holders." Due to the large number of Warrants owned by such companies in relation to the current 3,025,000 shares of Tellurian Common Stock issued and outstanding, such Warrant Holders may be deemed to be affiliates of Tellurian. On January 20, 1998, the Company extended the termination date of the Exchange Offer to February 23, 1998, changed the consideration to be paid with each Warrant tendered to $1.875 per tendered Warrant and changed the Separation Date of the Units to March 23, 1998.


        (c) The Company's Common Stock and Common Stock Purchase Warrants are each quoted as a Small Cap issue on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") under the symbols "TLRN" and "TLRNW ", respectively.

            The following table reflects the high and low sales prices for the Company's Common Stock and Warrants for the periods indicated as reported by the National Association of Securities Dealers, Inc. ("NASD") from its NASDAQ system:

                                                         Common Stock
                         Common Stock                    Purchase Warrants
                         ------------                    -----------------

                         High              Low           High             Low
                         ----              ---           ----             ---
1997
----
First Quarter            6.875            4.750          3.750           1.375

Second Quarter           6.375            3.500          1.875            .750

Third Quarter            5.250            2.750          1.250           .4375
1996
----
November 5
(first day of trading)
through
December 31, 1996        7.500            5.750          4.250           2.500


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The over-the-counter market quotations reported above reflects inter-dealer prices, without retail markup, markdown or commission.

        (d) This Schedule 13E-4 is being filed by the Issuer.

Item 2. Source and Amount of Funds or Other Consideration.


        (a) The Company will issue its Units as consideration for the exchange of Warrants (and cash). Each Unit will consist of one share of Common Stock and one Redeemable Common Stock Purchase Warrant identical to the Warrants being exchanged. The Units are not detachable until March 23, 1998 unless consented to by the Company. For a more complete description for the terms of the Units reference is made to "Description of Securities" contained in the Company's definitive Prospectus dated December 18,1997 and included in the Company's 424(B)(3) filing and in Post-Effective Amendment No. 1 which are incorporated by reference herein.


        (b) Not applicable.

Item 3. Purpose of the Tender Offer and or Proposals of the Issuer or Affiliate.


        The purpose of the tender offer by the Company is to raise additional financing for general operating expenses, payment of current liabilities and notes payable, production and marketing and general working capital. If all 1,300,000 Warrants which are being sought are tendered at the offering price $1.875 the Company would obtain $2,437,500 in gross proceeds. While any Warrants that are received pursuant to the exchange offer will be canceled on the books and records of Continental Stock Transfer & Trust Co., the Company's transfer agent, warrant agent and exchange agent, the Company will contemporaneously issue Unit certificates that represent shares of Common Stock and Warrants identical to those being tendered. The terms of the exchange offer are set forth in the Prospectus included in the Registration Statement under the heading "The Offer by the Company" and such terms are incorporated by reference herein.


        The Company has no plans or proposals that relate to or would result in the matters referred to in paragraphs (a) - (j) of this Item 3, except that (i) as part of the Company's business plan, it is contemplating selling up to a majority interest in its "Cyberport facility" as more fully described in the Registration Statement under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors," and "Business" and (ii) the Company has recently approved an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of Common Stock from 10,000,000 to 25,000,000, $.01 par value.

Item 4. Interest in Securities of the Issuer.

        None.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

        None.


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Item 6. Persons Retained, Employed or to be Compensated.

        None.

Item 7. Financial Information.

        Except for the ratio of earnings to fixed charges which is not material to the Company's tender offer, the matters referred to in (a) and (b) can be found in the Company's financial statements, Summary of Financial Information and Selected Financial Data contained in the Company's Prospectus included in the Registration Statement and any amendments thereto.

Item 8. Additional Information.

        None.

Item 9. Material to be Filed as Exhibits.


        (a) Stockholders will also receive a definitive Prospectus dated December 18, 1997, and a supplement thereto in the form filed in Post Effective Amendment No. 1, a cover letter and a letter of transmittal also included in the Company's Post Effective Amendment No. 1 filing, which are incorporated herein by reference.


        (b) None.

        (c) None.

        (d) None.


        (e) See (a) above.


        (f) None.

                                   SIGNATURE

           After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 23, 1998                 TELLURIAN, INC.


                                        By: /s/ STUART FRENCH
                                           -------------------------------------
                                                Stuart French, President